SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. ___)

                        RETURN ON INVESTMENT CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    761307107
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                                 (CUSIP Number)

                               MR. AROL R. WOLFORD
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR
                        RETURN ON INVESTMENT CORPORATION
                       1825 BERRETT LAKES BLVD., SUITE 260
                            KENNESSAW, GEORGIA 30144
                            TELEPHONE: (770) 517-4750

                                   Copies to:
                            GABRIEL DUMITRESCU, ESQ.
                            MATTHEW S. MORRISON, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 20, 2003
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
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CUSIP NO. 761307107                    13D                     PAGE 2 OF 6 PAGES
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1    NAME OF REPORTING PERSONS: AROL R. WOLFORD

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): NOT APPLICABLE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]

                                                                 (b)
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3    SEC USE ONLY


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4    SOURCE OF FUNDS
     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                     [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     CITIZEN OF THE UNITED STATES OF AMERICA

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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              933,456 SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY        8    SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH      -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              933,456 SHARES
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     933,456 SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.4%

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14   TYPE OF REPORTING PERSON
     IN

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CUSIP NO. 761307107                    13D                     PAGE 3 OF 6 PAGES
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ITEM 1.   SECURITY AND ISSUER.

     The name of the issuer is Return On Investment Corporation, a Delaware corporation (the "Company"), the address of its principal executive offices is 1825 Barrett Lakes Blvd., Suite 260, Kennesaw, Georgia 30144, and its telephone number is (770) 517-4750. The title of the class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock of the Company, par value $.01 per share (the "Common Stock").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The name of the person filing this Schedule 13D is Arol R. Wolford (the "Reporting Person").

     (b) The Reporting Person's business address is 1825 Barrett Lakes Blvd., Suite 260, Kennesaw, Georgia 30144.

     (c) The Reporting Person serves as President, Chief Executive Officer and Director of the Company.

     (d) - (e): During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the shares of the Common Stock subject to reporting on this Schedule 13D were purchased by the Reporting Person with his personal funds for an aggregate consideration of $1,331,617.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired all of the share of the Company's Common Stock of which he is deemed to be a beneficial owner for investment purposes.

     (a) - (b) The Company has recently entered into three transactions that will involve acquisition of additional shares of Common Stock of the Company by the Reporting Person when and if such transactions are consummated.

          (i) Acquisition of BlueBolt. The Company has reached a definitive agreement to acquire BBN Acquisition, Inc. ("BlueBolt"), an online design resource for design professionals in the commercial interiors industry. The Reporting Person owns

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CUSIP NO. 761307107                    13D                     PAGE 4 OF 6 PAGES
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     approximately  39% of the  outstanding  common  stock of  BlueBolt  and his daughter, Kristin Wolford, is a member of BlueBolt's board of directors. Under the terms of the acquisition, the Company will issue 750,000 shares of restricted Common Stock to the shareholders of BlueBolt and BlueBolt
     will  merge  with  the  Company's  subsidiary,   Tectonic  Solutions,  Inc.
     ("Tectonic"). The acquisition is subject to customary closing conditions and approvals and is expected to close before the end of the calendar year.

          (ii) Acquisition of SpecSource. The Company has reached an agreement to acquire all the assets of SpecSource.com, Inc. ("SpecSource"), an online directory of commercial construction products manufacturers and their local supply chain of product representatives and distributors. The Reporting Person is the controlling shareholder of SpecSource, owning approximately 91% of its equity. Under the terms of the acquisition, the Company, through its subsidiary Tectonic, will acquire substantially all of SpecSource's assets for 1,450,000 shares of the Company's restricted Common Stock, a promissory note for $533,500 and the assumption of certain liabilities of SpecSource incurred in the ordinary course of business. The number of shares is subject to increase up to 2,000,000 and the note to a corresponding decrease in principal value if the Company's Common Stock trades below $1.57 at the date of closing. The acquisition is subject to customary closing conditions and approvals and is expected to close before January 15, 2004.

          (iii) Acquisition of Construction Yellow Pages. The Company has reached an agreement to acquire all the assets of Construction Yellow Pages LLC ("Yellow Pages"), a publisher of two regional comprehensive print directories for the commercial construction industry. The Reporting Person is the controlling member of Construction Yellow Pages, directly owning approximately 48% of its equity and indirectly owning an additional 12% by virtue of his controlling interest in SpecSource. Under the terms of the acquisition, the Company, through its subsidiary Tectonic, will acquire substantially all of Construction Yellow Pages' assets for 750,000 shares of the Company's restricted Common Stock and the assumption of certain liabilities of Yellow Pages incurred in the ordinary course of business. The agreement is subject to customary closing conditions and approvals and is expected to close before the end of the calendar year.

     (c) The Reporting Person has no present plans or proposals which relate to or would result in a purchase, sale or transfer of a material amount of the Company's assets;

     (d) The Reporting Person has no present plans or proposals which relate to or would result in any changes in composition of the Company's present board of directors, senior management, personnel or their compensation;

     (e) The Reporting Person has no present plans or proposals which relate to or would result in any changes in the Company's present capitalization or dividend policy of the Company;

     (f) The Reporting Person has no present plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure;

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CUSIP NO. 761307107                    13D                     PAGE 5 OF 6 PAGES
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     (g) The Reporting  Person has no present plans or proposals which relate to or would result in changes in the Company's charter, bylaws or other governing instruments which may impede the acquisition or control of the Company by any person;

     (h) The Reporting Person has no present plans or proposals which relate to or would result in causing the Company's Common Stock to be delisted from a national securities exchange;

     (i) The Reporting Person has no present plans or proposals which relate to or would result in a class of securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     (j) The Reporting Person has no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 933,456 shares of the Common Stock of the Company, representing approximately 10.4% of the total outstanding share of Common Stock.

     (b) The Reporting person has sole voting and dispositive power with respect to 933,456 shares of the Common Stock of the Company.

     (c) The Reporting Person purchased 103,000 shares of the Common Stock of the Company on October 29, 2003 for $1.70 per share, for a total aggregate consideration of $175,100. The shares were purchased in the Company's private placement of common stock and warrants (the "Private Placement"). In the Private Placement, the Reporting Person received 103,000 warrants, with an exercise price of $2.50 per share and exercisable immediately for a period of one year, of which he is deemed to be a beneficial owner pursuant to Rule 13d-3(d)(1)(i)(A) of the Securities Exchange Act of 1934, as amended.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in response to Items 4(a) and (b) is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

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CUSIP NO. 761307107                    13D                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 10, 2003                       AROL R. WOLFORD

                                        By: /s/ Arol R. Wolford
                                            -----------------------
                                            Arol R. Wolford
                                            President, Chief Executive Officer
                                            and Director

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